Exhibit 99.28

Franco-Nevada Announces Record Q2 Results, New Royalties and NYSE Listing

Q2 2011 Highlights (US dollars)

•      Record quarterly revenue of $106.3 million, a 112% increase year-over-year

•      Record quarterly Adjusted EBITDA(2) of $82.6 million (or $0.65 per share)

•      Royalties acquired on Perseus Mining’s Central Ashanti and Osisko’s Canadian Malartic projects

•      New unsecured credit facility with lower costs to replace previous arrangement

•      Commencement of trading on the NYSE expected September 8, 2011

TORONTO, August 9, 2011 - Franco-Nevada Corporation (TSX: FNV) today reported its financial results for the three and six months ended June 30, 2011.  Effective January 1, 2011, Franco-Nevada adopted International Financial Reporting Standards (“IFRS”) with comparative financial information restated in accordance with IFRS. All figures are in US dollars unless otherwise noted. The complete interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com.

Selected Quarterly Financial Information:

(Millions of US dollars, except per share amounts)

	Three months ended		Six months ended
	Q2 2011	Q2 2010	Q2 2011	Q2 2010
Revenue	$106.3	$50.3	$179.5	$97.2
Operating income	45.3	16.2	78.2	33.7
Net income	33.3	22.3	54.5	37.3
Basic earnings per share	$0.27	$0.20	$0.45	$0.33

Adjusted Net Income(1)	$33.2	$6.3	$54.6	$15.0
Adjusted Net Income per share(1)	$0.26	$0.06	$0.45	$0.13
Adjusted EBITDA(2)	$82.6	$39.0	$140.9	$75.7
Adjusted EBITDA per share(2)	$0.65	$0.34	$1.16	$0.66

	As at June 30, 2011	As at Dec. 31, 2010
Working capital	$337.1	$572.7
Total assets	2,548.7	2,007.0
Total shareholders’ equity	$2,478.7	$1,980.6

(1)   Adjusted Net Income is defined by the Company as net income excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(2)   Adjusted EBITDA is defined by the Company as net income excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investees, depletion and depreciation and impairment charges related to royalty and stream interests and investments.

This press release contains forward-looking statements.  Reference should be made to the Cautionary Statement on Forward-Looking Information at the end of this press release.

CEO Commentary

David Harquail, President and CEO, made the following comments in relation to the second quarter 2011 results:

“Franco-Nevada’s royalty and stream business model is proving itself.  Higher precious metal prices are translating into proportionately higher earnings and cash flow as there are no material offsets from operating or capital cost inflation.  The business has also proven scalable.  Despite a significant expansion in the portfolio since the beginning of the year, our ongoing overhead costs have remained steady.  Our revenues are now 90% from precious metals and if recent commodity prices continue, we expect the contribution from precious metals to rise further. Assuming continuing steady state operations and commodity prices similar to what we experienced in the second quarter, we now expect 2011 revenues to be between $375 million to $400 million.”

“This continues to be a very good environment to grow our royalty business. Since the first quarter, assets in our existing royalty portfolio have continued to benefit from increased investment in exploration and development. In addition, we added two new gold royalty assets that are just starting production this year. Franco-Nevada now has 208 mineral assets of which 39 are producing in 2011 and another 24 are advanced projects.  Franco-Nevada has a solid pipeline of opportunities and expects to add further royalties and streams.”

“At June 30, 2011, Franco-Nevada had over $335 million in cash and marketable securities available to invest in new opportunities.  In addition, we replaced our available $175 million credit revolver with a new $175 million facility that is unsecured, more flexible and has lower cost terms.  Finally, Franco-Nevada has received authorization to list its common shares on the New York Stock Exchange.  We anticipate commencement of trading on the NYSE on September 8 under the same symbol of FNV, subject to the completion of all regulatory filings and authorizations. This is the ideal time to present Franco-Nevada to US investors as a growth and dividend paying alternative to the gold ETF.”

Portfolio Highlights

Details of the individual revenue contributions by asset and commodity can be found in our Management’s Discussion and Analysis available on our web site.  Asset details are also available on our web site and in our Annual Information Form.

New Royalties

•    Central Ashanti is an effective 1.5% gross royalty on Perseus Mining’s gold project in Ghana. Perseus has announced that construction of the $160 million open-pit project is well advanced with production expected to begin in the current quarter and reach an average of 290,000 ounces per year by Perseus’ fiscal year 2014. Perseus has reported reserves of over 3.3 million ounces and in late July significant new drill intercepts were reported by Perseus indicating likely reserve additions. Franco-Nevada’s acquisition cost was $35 million paid in cash.

•    Canadian Malartic is a 1.5% gross royalty on part of Osisko Mining’s open pit gold project in Quebec.  Osisko has announced commercial production was achieved in June and that it is targeting to produce an average of 575,000 ounces per year over a 16 year mine life. The royalty covers 7 claims including the eastern portion of the original reserve pit, part of the South Barnat zone and exploration potential east of the pit.  Franco-Nevada’s acquisition cost was approximately $10 million which was paid in common shares.

Producing Assets

•    Palmarejo’s second quarter revenue of $25.8 million was significantly stronger due to higher gold prices and production.

•    Sudbury Basin mines include the Levack, McCreedy and Podolsky mines.  In their first full quarter in Franco-Nevada’s portfolio, the three mines generated $21.7 million in revenues split $17.4 million from PGM’s and $4.3 million from gold.  Stronger precious metals prices in the quarter helped this performance. Quadra FNX announced that the McCreedy mine may begin focusing on nickel rich ores which could reduce precious metals production from that mine.

•    Goldstrike’s revenue of $10.7 million for the quarter was almost evenly generated between profit and revenue royalties and is performing better than anticipated.

•    MWS also had its first full quarter in Franco-Nevada’s portfolio and generated $8.1 million in revenues. First Uranium has announced that the 3rd gold module has started production and is undergoing its completion tests. Production was interrupted for approximately one week in late July over environmental reporting concerns.

•    Ezulwini generated $7.9 million in its first full quarter in Franco-Nevada’s portfolio but this was achieved through minimum royalty provisions.  First Uranium has reported that the mine continues to experience a slow ramp up in both production volumes and recovered grades.

•    Stillwater benefited from strong PGM prices in the quarter and generated $5.9 million in revenue.  Combined with the PGM contributions now coming from the Sudbury Basin, PGM revenues represented 22% of overall revenues in the second quarter. Anglo Platinum has reported that its Pandora mine is in a shaft deepening phase and will likely not generate new revenue until next year.

•    Oil & Gas assets generated $9.3 million of revenue in the quarter.  Higher oil prices helped but production volumes have been impacted by wet conditions in southern Saskatchewan following the spring floods.  This has temporarily impacted production volumes which may continue through the balance of the year.

Future New Revenues

•    Kinross Gold announced cumulative production at Tasiast surpassed 600,000 ounces in July 2011 which is the trigger for Franco-Nevada’s 2% royalty payments to begin. Kinross Gold has stated that it is aggressively advancing an expansion project with the potential for 1.5 million ounces per annum.  At $1,500/oz gold, this royalty has the potential to generate $45 million per annum for Franco-Nevada.

•    Detour is a 2% revenue royalty covering both the Detour Gold and Trade Winds Ventures projects which have collectively reported 23 million Measured and Indicated resource ounces.  Detour Gold completed a C$428 million bought deal in July which fully finances its $1.3 billion project.  Detour has announced that it is now in full construction and production is expected to begin by early 2013.

•    Subika is a 2% revenue royalty that begins once 1.2 million ounces have been produced from the royalty property which is expected by 2013.  Newmont announced in the quarter that it expects to invest $200 million to expand Subika’s annual production by 250,000 ounces by 2013 through a larger open pit, underground development and an expanded mill.

•    Garden Well is a new gold project on the Duketon tenement in Western Australia which is operated by Regis Resources and on which Franco-Nevada has a 2% revenue royalty.  On June 16th, Regis announced approval to construct a four million tonnes per annum project capable of producing 1.57 million ounces of gold over the mine life.  Permitting and long lead items have already been advanced and Regis expects commercial production in the second half of 2012 with first full year production of 247,000 ounces.  We believe other resource opportunities within trucking distance exist on these royalty tenements.

•    Peculiar Knob is a new iron ore project in South Australia operated by WPG Resources on which Franco-Nevada has a production payment comparable to a 2% gross royalty. WPG states that at 63.2% iron, the project is Australia’s highest grade undeveloped iron ore deposit and can be produced as a direct shipping ore. On July 8th, WPG announced permits had been achieved to allow the start of capital expenditures of A$170 million for mine and port facilities, supplemented by another A$250 million of capital expenditures for contractor mobile plant and equipment.  WPG expects to be in production by June 2012 with project capacity of 3.3 million tonnes per annum for a minimum of 6 years.

•    Agi Dagi is a development project in Turkey operated by Alamos Gold on which Franco-Nevada has a 2% royalty. In June, Alamos Gold announced that strong intercepts at Camyurt indicated the potential for a new project just 3 km away. Franco-Nevada’s 2% revenue royalty at Agi Dagi includes the most recent reported intercepts at Camyurt.

•    Other Projects — Net profits royalties at Hemlo and Musselwhite are expected to reach their payout thresholds soon. Eldoraldo Gold now anticipates a construction decision in Q1 2012 for Perama Hill on which Franco-Nevada has a 2% revenue royalty.  A revised proposal for the New Prosperity copper-gold project has been submitted by Taseko Mines which, if permitted, would represent a material new gold stream for Franco-Nevada.  In April, Augusta Resource Corporation delivered the preliminary environmental impact statement for Rosemont on which Franco-Nevada has a 1.5% revenue royalty on all commodities.    At La

Mancha Resources’ Ity mine, cumulative production has surpassed the 13 tonnes of gold production threshold so that our royalty will become payable in the third quarter of 2011. A new preliminary economic assessment on Courageous Lake by Seabridge Gold indicates the potential to produce over 6 million ounces. St Andrew Goldfields expects to complete a prefeasibility study on Taylor by the end of the year. Jaguar Mining has announced that it has received a preliminary license for its Gurupi project.

Financial Results Discussion

Revenues

Revenue was $106.3 million in the second quarter of 2011 compared with $50.3 million for the second quarter of 2010. The increase in revenue was attributable to assets acquired in the Gold Wheaton transaction which contributed $37.8 million to the Company’s second quarter revenue. In addition, revenue from Palmarejo and Stillwater was higher due to increases in average commodity prices and production levels at these mines. Revenue from Gold Quarry was also higher in the quarter due to a change in accounting for the minimum royalty provision clause in 2011 when compared to 2010. The Company will recognize a portion of the minimum ounce true-up in each quarter in 2011 whereas the minimum ounce true-up was recognized in the fourth quarter in previous years.

Revenue for the second quarter of 2011 was earned 90% from precious metal assets (68% gold and 22% PGMs), 8% from oil and gas (5% oil and 3% gas) and 2% from other assets.  Geographically, 80% of revenue came from North America (23% US, 31% Canada and 26% Mexico), Africa (15%), Australia (4%) and Other (1%).The components of revenue were earned as follows: 32% revenue-based, 60% streams, 5% profit-based, 2% working interests and 1% other.

Revenue for the six months ended June 30, 2011 was $179.5 million, an increase of 85%, over $97.2 million in revenue for the six months ended June 30, 2010. Increases were driven by assets acquired in the Gold Wheaton transaction, higher average commodity prices and organic growth within the portfolio.

Costs and expenses

Costs of sales include the costs of ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Costs of sales for the second quarter of 2011 were $18.6 million which included $15.8 million for the cost of stream ounces. Depletion and depreciation were $37.3 million, an increase of 64%, over $22.8 million recorded in the second quarter of 2010. Depletion was higher due to the Gold Wheaton assets, Palmarejo and Gold Quarry partially offset by lower depletion on oil & gas assets and Goldstrike due to lower production levels.

For the six months ended June 30, 2011, costs of sales were $29.6 million compared to $13.5 million for the six months ended June 30, 2010. Depletion and depreciation of $62.7 million and $42.1 million were recorded for the six months ended June 30, 2011 and 2010, respectively. The increase was attributable in part to the streams acquired in the Gold Wheaton acquisition, and Palmarejo and Stillwater, due to higher production levels. The increase was partially offset by lower depletion on oil & gas assets and Goldstrike due to lower production.

As part of the Gold Wheaton acquisition, the Company recorded a $13.5 million mark-to-market gain offset by $7.8 million in transaction costs in the six months ended June 30, 2011. Under IFRS, transactions costs associated with business combinations are expensed rather than capitalized as was done under Canadian GAAP.

Income tax expense was $12.8 million and $21.9 million for the three and six months ended June 30, 2011, respectively.

Net Income

Net income for the second quarter of 2011 was $33.3 million, or $0.27 per share, and Adjusted Net Income(1) for the second quarter was $33.2 million, or $0.26 per share.

EBITDA and Adjusted EBITDA were $83.6 million, or $0.66 per share, and $82.6 million, or $0.65 per share, respectively, for the three months ended June 30, 2011. Our definitions of these non-IFRS financial measures and the reconciliations to IFRS measures can be found in the Company’s Management’s Discussion and Analysis for Q2 2011 and at the end of this press release.

Balance Sheet and Capital Structure

As at June 30, 2011, Franco-Nevada had a strong financial position with no debt or hedges, working capital of $337.1 million, and investments valued at $87.2 million, of which $55.2 million are held in liquid publicly listed equity investments. In addition, the Company has an undrawn $175 million unsecured revolving term credit facility available.

As at August 8, 2011, the Company had 127.0 million shares outstanding, 19.6 million warrants (including 6.2 million assumed from the acquisition of Gold Wheaton), 2.6 million stock options and 0.5 million other.

Dividend Declaration

In July 2011, the Company began the payment of an increased monthly dividend of $0.04 per share compared to C$0.025 per share in the prior months. Today, the Board of Directors of Franco-Nevada declared the monthly dividends for October, November and December 2011.  The October dividend will be paid on October 27, 2011 to shareholders of record on October 13, 2011, the November dividend will be paid on November 24, 2011 to shareholders of record on November 10, 2011 and the December dividend will be paid on December 22, 2011 to shareholders of record on December 8, 2011.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com. Management will host a conference call on August 10, 2011 at 10:00 am Eastern Time to review the results. Interested investors are invited to participate as follows:

•      Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Second Quarter Results.

•      Conference Call Replay: A recording will be available until August 17, 2011 at the following numbers:

•      Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 83363229.

•      Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•      Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The Company has a diversified portfolio of high margin assets along with a growing pipeline of development assets with exposure to some of the largest gold discoveries in the world. Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation. Franco-Nevada is generating growing free cash flow and increasing dividends and is the gold investment that works.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”,  “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, uranium, oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; operating or technical difficulties on any of the properties; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil & gas properties; completion of regulatory approvals as planned; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; and risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, as well as our annual and interim MD&A. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-IFRS Measures

Adjusted Net Income, EBITDA and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see the end of this press release or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303

Non-IFRS Financial Measures Reconciliation

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions except per share amounts)	2011	2010	2011	2010
Net Income	$33.3	$22.3	$54.5	$37.3
Income tax expense	12.8	12.2	21.9	22.6
Finance costs	1.3	0.6	1.9	1.1
Finance income	(1.1)	(0.7)	(1.6)	(2.2)
Depletion and depreciation	37.3	22.8	62.7	42.1
EBITDA	$83.6	$57.2	$139.4	$100.9
Basic Weighted Average Shares Outstanding	126.3	114.0	121.6	113.9
EBITDA per share	$0.66	$0.50	$1.15	$0.89
Net Income	$33.3	$22.3	$54.5	$37.3
Income tax expense	12.8	12.2	21.9	22.6
Finance costs	1.3	0.6	1.9	1.1
Finance income	(1.1)	(0.7)	(1.6)	(2.2)
Depletion and depreciation	37.3	22.8	62.7	42.1
Foreign exchange gains/losses and other expenses	(1.0)	(12.5)	5.5	(3.0)
Loss from equity investee	—	—	1.7	—
Gain on investments	—	(5.7)	(5.7)	(22.2)
Adjusted EBITDA	$82.6	$39.0	$140.9	$75.7
Adjusted EBITDA per share	$0.65	$0.34	$1.16	$0.66
Net income	$33.3	$22.3	$54.5	$37.3
Foreign exchange loss and other expenses, net of income tax	(0.3)	(10.8)	3.9	(3.3)
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax		(5.2)	(11.5)	(19.0)
Mark-to-market changes on derivative	(0.4)	—	0.3	—
Loss from equity investee, net of income tax	—	—	1.2	—
Transaction costs of Gold Wheaton, net of income tax	—	—	5.6	—
Credit facility costs written off, net of income tax	0.6	—	0.6	—
Adjusted Net Income	$33.2	$6.3	$54.6	$15.0
Adjusted Net Income per share	$0.26	$0.06	$0.45	$0.13